UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Pacific Biosciences of California, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34899	16-1590339
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1305 O’Brien Drive

Menlo Park, California 94025

(Address of principal executive offices, including zip code)

Stephen M. Moore
Vice President, General Counsel and Corporate Secretary
(650) 521-8000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1.Conflict minerals disclsosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Pacific Biosciences of California, Inc.’s (the “Company’s”) Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at www.pacb.com. The Company’s determination and related disclosures relating to materials that may come from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola or from recycled and scrap sources that are included in the Company’s Conflict Minerals Report and incorporated by reference herein.

Item 1.02 Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is hereby filing its Conflict Minerals Report for the calendar year ended December 31, 2017 as Exhibit 1.01 to this report.

Section 2.Exhibits

The following exhibits are filed as part of this report:

Item 2.01 Exhibits

Exhibit 1.01 — 2017 Conflict Minerals Report of Pacific Biosciences of California, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Susan

Pacific Biosciences of California, Inc.

By:	/s/ Susan K. Barnes
Susan K. Barnes Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Date: May 18, 2018

EXHIBIT INDEX

5
Exhibit No.	Description
1.01	2017 Conflict Minerals Report of Pacific Biosciences of California, Inc. as required by Items 1.01 and 1.02 of this Form SD.